[Sutherland Asbill & Brennan LLP Letterhead]

April 14, 2016

VIA EDGAR

Mr. Dominic Minore

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation Proxy Statement

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on March 30, 2016 regarding the Company’s preliminary proxy statement filed on March 22, 2016 (the “Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.	Comment: Please file a draft of the Company’s proxy card for the Staff’s review and possible comment.

Response: The Company has included a draft of its proxy card as Appendix A to this letter and will file the proxy card with the Definitive Proxy Statement.

2.	Comment: In the description of Proposal 2 in the Notice of Annual Meeting of Stockholders, explain what circumstances are covered by the phrase “or otherwise issue”. In the alternative, please delete that phrase from the description of Proposal 2.

Response: The Company advises the Staff on a supplemental basis that the phrase is intended to cover the issuance of shares for the purpose of completing an acquisition or similar transaction. The Company further advises the Staff that it currently has no intention of issuing shares of its common stock pursuant Proposal 2 for the purpose of completing an acquisition or similar transaction.

Mr. Dominic Minore

Division of Investment Management

April 14, 2016

3.	Comment: Clarify whether the percentage thresholds on the authority granted by Proposal 2 are annual thresholds or cumulative over the duration of such approval.

Response: The Company has revised the disclosure on page 21 of the Definitive Proxy Statement consistent with the Staff’s comment.

4.	Comment: With regard to Proposal 1, please confirm in your response letter that that all the disclosure required pursuant to Item 22(b)(11) of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that it has included the disclosure required by Item 22(b)(11) in the Definitive Proxy Statement.

5.	Comment: With regard to Proposal 2, please confirm in your response letter that the disclosure required pursuant to Item 11(d) of Schedule 14A is included in the Proxy Statement.

Response: The Company confirms that it has included the disclosure required by Item 11(d) in the Definitive Proxy Statement.

6.	Comment: With regard to Proposal 2, please revise the disclosure to clarify that the Company’s existing shareholders will bear the expense of an offering of shares at a price that is below the Company’s then current NAV whether or not they participate in the offering.

Response: The Company has made the requested change on page 21 of the Definitive Proxy Statement.

7.	Comment: On page 24 of the Proxy Statement, under the heading “Additional Stockholder Approval is not Required,” add the phrase “even where successive offerings are made that substantially dilute shareholders’ NAV per share.”

Response: The Company has made the requested change on page 24 of the Definitive Proxy Statement.

8.	Comment: On page 25 of the Proxy Statement, under the subheading “Examples of Dilutive Effect,” revise the disclosure to include an explanation of the dilutive effect that such an offering would have on existing shareholders who also participate in the offering.

Response: The Company has made the requested change on pages 26 of the Definitive Proxy Statement.

Mr. Dominic Minore

Division of Investment Management

April 14, 2016

9.	Comment: Please provide the required “Tandy” Letter representations to the Staff relating to its review of the Company’s Proxy Statement.

Pursuant to the Staff’s request, in connection with the Staff’s review of the Company's Proxy Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the proxy statement do not foreclose the SEC from taking any action with respect to the proxy statement; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Mr. Dominic Minore

Division of Investment Management

April 14, 2016

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc:	Paul J. Echausse / Alcentra Capital Corporation

Steven B. Boehm / Sutherland Asbill & Brennan LLP